UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 21, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

21 October 2016
Amec Foster Wheeler plc

Directorate Change - Change in Responsibilities
In accordance with Section 9.6.11 of the UK Listing Rules, Amec Foster Wheeler plc announces that further to the previous announcement of Neil Carson's retirement from the Board at the end of December 2016, Colin Day will be appointed Senior Independent Director and Roy Franklin will be appointed to the Remuneration Committee and as Chairman of the Remuneration Committee. In addition, Roy Franklin will be appointed to the Audit Committee. All the changes will take effect from 31 December 2016.

Name and contact for queries:

Jenny Warburton
Deputy Company Secretary
01565 683359

End

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 October 2016
Amec Foster Wheeler plc (Registrant)

By:/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary

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